EXHIBIT 99.1

Press Release Dated June 14, 2010

Suncor Energy agrees to sell Petro-Canada Netherlands B.V.

News Release

FOR IMMEDIATE RELEASE

Suncor Energy agrees to sell Petro-Canada Netherlands B.V.

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (June 14, 2010) — Suncor Energy today announced that, together with an affiliate, it has reached an agreement to sell all of its shares in Petro-Canada Netherlands B.V. to Dana Petroleum plc for €445 million (Cdn $582 million including hedging gains), with an effective date of January 1, 2010.

Petro-Canada Netherlands B.V. has operated interests in eight offshore production and exploration licenses in the Dutch sector of the North Sea, including the operated De Ruyter (54% working interest) and Hanze (45% working interest) producing oil fields. Current production is approximately 12,000 barrels of oil equivalent per day net to Suncor. In addition, Petro-Canada Netherlands B.V. has interests in 13 non-operated offshore production and exploration licenses, primarily containing gas assets. It also has a small non-operated onshore position in The Netherlands, which includes interests in the Alkmaar PGI Gas Storage facility.

The sale is expected to close in the third quarter of 2010 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

As part of its strategic business alignment, Suncor is continuing with plans to divest of a number of non-core assets. Announced sales to date include all oil and gas producing assets in the United States Rockies, non-core natural gas properties in Western Canada and all Trinidad and Tobago assets.  Remaining proposed divestments include certain natural gas assets in Western Canada and non-core North Sea assets.

To date, including the sale announced today, Suncor has reached agreements to divest of non-core assets for aggregate consideration of approximately $2.1 billion.

This news release contains forward-looking statements, including estimated production; potential future divestitures; and the anticipated timing and closing of the sale transaction. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied and the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

This news release makes reference to barrels of oil equivalent (BOEs). BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:
Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	403-920-8332